Exhibit 99.1

MEDIA RELEASE FOR IMMEDIATE RELEASE

Former BP Group E&P CFO joins InterOil board

Dr Ellis Armstrong brings more than 30 years' experience

Singapore and Port Moresby, December 10, 2014: InterOil Corporation (NYSE: IOC) (POMSoX: IOC) has appointed Dr Ellis Armstrong, former Chief Financial Officer of BP Group's global exploration and production business, as a non-executive director.

Dr Armstrong, 57, is also a non-executive director of Lamprell plc, a diversified engineering and contracting company that is listed on the London Stock Exchange, and Lloyds Register, a leading international risk assurance firm.

InterOil Chairman Chris Finlayson said Dr Armstrong, who would join the board from January 1, 2015, had more than 30 years of international oil and gas experience covering strategy and operations, major integrations, acquisitions and disposals and government relations.

In a long career with BP, Dr Armstrong ran the company's technology group, was the group's Commercial Director and had senior operational roles in the Caribbean and Latin America, Venezuela, Alaska and the North Sea.

He was BP's representative on advisory boards to the UK Department of Energy and Climate Change and the Institute of Americas, and was executive sponsor of BP's relationship with Imperial College, London.

Dr Armstrong, a civil engineer from Imperial College, also has a business degree from Stanford University.

Ideal appointment in company transformation

Mr Finlayson said Dr Armstrong had a deep background in operational, technical, commercial and financial roles.

"He brings particular strength in analysis, has run significant businesses and regions for BP, and has had considerable exposure to BP's audit committee," Mr Finlayson said.

"Dr Armstrong is an ideal appointment as we continue to transform InterOil into a leading oil and gas explorer and developer in the Asia-Pacific.

"His skills and experience will be invaluable as we continue development of the Elk-Antelope LNG project in Papua New Guinea."

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InterOil Corporation
163 Penang Road, #06-02 Winsland House II, Singapore 238463
T: +65 6507 0200 F: +65 6507 0201 W: www.interoil.com	Page 1 of 2

About InterOil

InterOil Corporation is an independent oil and gas business with a primary focus on Papua New Guinea. InterOil’s assets include one of Asia’s largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, and exploration licences covering about 16,000sqkm. The company employs more than 2,000 staff and contractors. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor Contacts

Singapore	Singapore	United States
Michael Lynn Senior Vice President Investor Relations	David Wu Vice President Investor Relations	Meg LaSalle Investor Relations Coordinator
T: +65 6507 0222 E: michael.lynn@interoil.com	T: +65 6507 0222 E: david.wu@interoil.com	T: +1 281 292 1800 E: meg.lasalle@interoil.com

Media Contacts

Singapore	Australia
Robert Millhouse Vice President Corporate Affairs	John Hurst Cannings Corporate Communications
T: +65 6507 0222 E: robert.millhouse@interoil.com	T: +61 418 708 663 E: jhurst@cannings.net.au

Forward Looking Statements

This media release includes “forward-looking statements” as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur are forward-looking statements. These statements are based on our current beliefs as well as assumptions made by, and information currently available to us. No assurances can be given that these events will occur. Actual results could differ, and the difference may be material and adverse to the company and its shareholders. Such statements are subject to several assumptions, risks and uncertainties, many of which are beyond the company's control, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include risks discussed in the company’s filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the company’s Annual Report for the year ended 31 December 2013 on Form 40-F and its Annual Information Form for the year ended 31 December 2013. In particular, Papua New Guinea has no established market for natural gas or gas condensate and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be extracted and sold commercially. Investors are urged to consider closely the disclosure in the company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.

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